June 29, 2012

Via Facsimile and Edgar

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lockheed Martin Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed on February 23, 2012

File No. 001-11437

Dear Mr. Shenk:

This letter responds to the future filing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lockheed Martin Corporation’s (“we” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), communicated in your letter dated June 18, 2012. For convenience of reference, we have repeated your comments in bold text followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Discussion of Business Segments, page 31

1.	Refer to your response to prior comment 1. We believe you should quantify items that materially affect each segment’s operating profits within a period to enable investors to fully understand that segment’s results for the period. In this regard, please revise to quantify the net amount of profit booking rate adjustments to the extent material to the operating profit of each segment in each period presented.

We will carefully consider the Staff’s new disclosure request when preparing our future filings, starting with our

Form 10-Q for the second quarter 2012, which we expect to file in late July. Please note that we believe it prudent to assess the Staff’s request in conjunction with our standard quarter end close and reporting processes, which conclude with a meeting with the Audit Committee of the Board of Directors and the subsequent filing of our Form 10-Q.

2.	In connection with the above comment, it appears the disclosure on page 34 that profit rate adjustments were lower in 2011 compared to 2010 in discussing the results of the Aeronautic segment is not consistent with the information you provided in your response to us. Please advise.

We assume the Staff’s comment relates to the reference to lower profit rate adjustments in the last sentence of the paragraph discussing operating profit for our Aeronautics business segment for 2011 as compared to 2010 on page 34. Please note that the disclosure in the last sentence, which states that profit rate adjustments were lower in 2011 as compared to 2010, relates solely to the F-35 Lightning II Joint Strike Fighter low-rate initial production (“LRIP”) contracts, and not to our Aeronautics business segment taken as a whole. The aggregate net change in profit booking rate

Mr. Lyn Shenk

United States Securities and Exchange Commission

June 29, 2012

adjustments at our Aeronautics business segment in 2011 as compared to 2010, which we disclose as both risk retirements and profit rate adjustments, resulted in a net increase to operating profit, which is consistent with the information provided in our previous response.

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Goodwill, page 56

3.	We note your response to prior comment 2. We understand that the total consolidated goodwill balance in the “Information on Business Segments” note changed by $543 million between 2011 and 2010, and the total additional consolidated goodwill amount recorded in 2011 from acquisitions as indicated in note 14 was $547 million, which substantially addresses the change in goodwill on a total consolidated basis for 2011. However, your disclosure does not appear to present changes in goodwill by reportable segment for each balance sheet period presented in accordance with Accounting Standards Codification 350-20-50-1. A table in one note to the financial statements that shows all changes (such as acquisitions, dispositions, impairments, currency effects, etc.) in goodwill by reportable segment for each balance sheet period presented will be more transparent to investors and fully comply with the cited disclosure requirement. Refer to ASC 350-20-55-24 for an example of the required disclosure. Please revise your disclosure accordingly.

Please note that we disclosed goodwill by reportable segment and material changes thereto in Note 4, Information on Business Segments (page 64), as supplemented by Note 14, Acquisitions and Divestitures (page 80), and Note 1, Significant Accounting Policies (page 56). We believe that these disclosures adequately describe the changes in the carrying value of our goodwill balances at both a consolidated and segment level. These disclosures are also consistent with the discussion guidance in the “Background and Basis for Conclusions” of FASB Statement No. 142, Goodwill and Other Intangible Assets, which notes that if the required information about goodwill is disclosed elsewhere in the financial statements, it does not need to be repeated. However, we do agree that including a table in future filings would aid transparency to the extent that we have material changes in goodwill.

* * * * *

If you have any questions or further comments, please contact me at (301) 897-6764.

Sincerely,

/s/ Christopher J. Gregoire

Christopher J. Gregoire
Vice President and Controller

cc:	Aamira Chaudhry

Doug Jones